Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2012 (1)	2013 (1)

Net Income (Loss)	$160	$(34)
Equity in earnings of unconsolidated affiliates, net of distributions	—	(25)
Income taxes	103	295
Capitalized interest	(1)	—
	262	236

Fixed charges, as defined:

Interest	89	82
Capitalized interest	1	—
Interest component of rentals charged to operating expense	5	4
Total fixed charges	95	86

Earnings, as defined	$357	$322

Ratio of earnings to fixed charges	3.76	3.74
         ___________

(1)
Excluded from the computation of fixed charges for the six months ended June 30, 2012 and 2013 is interest income of $2 million and less than $1 million, respectively, which is included in income tax expense.